Filed by Art Technology Group, Inc. pursuant to Rule
425 under the Securities Act of 1933, as amended and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Company: Primus Knowledge Solutions, Inc.
Commission File No. 000-26273

Art Technology Group, Inc. has prepared a slide presentation for use in meetings with investors that includes information about its proposed acquisition of Primus Knowledge Solutions, Inc. The slide presentation is attached as Exhibit 99.1 and incorporated herein by reference.